Mail Stop 6010								January 25, 2006


David S. Tierney, M.D.
President and Chief Executive Officer
Valera Pharmaceuticals, Inc.
8 Clarke Drive
Cranbury, NJ 08512

Re:	Valera Pharmaceuticals, Inc.
	Registration Statement on Form S-1
      Amendment no. 5 filed January 17, 2006
	File Number 333-123288

Dear Dr. Tierney:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.



Dilution, page 28
1. The assertion in the third sentence of the second paragraph that the preferred stock will be converted prior to the reverse stock split is not consistent with assertion as disclosed in Note 1 on F-6 that the reverse stock split will occur before effectiveness of the registration statement.
2. Please revise the table to eliminate the line item "Decrease in net tangible book value per share due to reverse stock split" or explain the rationale for including this item given that share amounts throughout the filing have presumably been adjusted for the reverse stock split.






Management`s Discussion and Analysis, page 32

Results of Operations - Comparison of Nine Months Ended September
30,
2004 and 2005


Stock-Based Compensation, 37
3. The non-cash compensation charges and stock-based compensation for the nine months ended September 30, 2004 and 2005 do not agree with that stated in your Statement of Cash Flows. Similarly, the sum total of the stock-based compensation items reported in the statement of operations, as disclosed on page 38, is not consistent with that stated in the Statement of Cash Flows or in the narrative of the MD&A for the nine months ended September 30, 2005. Please show a reconciliation of the amounts to a consistent sum total or eliminate this discrepancy in all areas of the document, including the third from the last paragraph in note 9 to the financial statements.

Report of Independent Registered Public Accounting Firm, F-1
4. An unrestricted accountants` report will be required in the filing that is declared effective.

Notes to Financial Statement

Note 2 - Basis of Presentation and Significant Accounting
Policies,
page F-6

Revenue Recognition, page F-12
5. We note disclosure for the approximate cost value of the Vantas product held by distributors as of December 31, 2004 and September 30, 2005. Since the reserve amount relates to sales to urologists, please disclose these amounts for the Vantas product held by urologists.



*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      You may contact Christine Allen at (202) 551-3652 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact John
Krug at (202) 551-3862 or me at (202) 551-3710 with any other questions.



      Sincerely,




      Jeffrey Riedler
      Assistant Director




















cc:	Robert B. Murphy, Esq.
	Pepper Hamilton LLP
	600 14th Street, N.W.
	Washington, DC 20005-2004


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